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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8-17103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Lee Keiger, III — (804) 780-2016

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Lee Keiger, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

Chief Financial Officer, Senior Vice President

Title

Notary Public

My Commission Expires April 30, 2007

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Changes in Financial Condition.
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [√] (g) Computation of Net Capital.
- [√] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [√] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DAVENPORT & COMPANY LLC AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

And

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

These financial statements and schedules should be deemed
public pursuant to subparagraph (e)(3) of SEC Rule 17a-5

DAVENPORT & COMPANY LLC
One James Center, 901 East Cary Street
Richmond, Virginia 23219

February 21, 2006

Board of Directors
New York Stock Exchange, Inc.
22nd Floor – 20 Broad Street
New York, New York 10005

Gentlemen:

We, the undersigned members or allied members of Davenport & Company LLC, have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the required consolidated financial statements and schedules based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the aforedescribed consolidated financial statements prepared as of December 31, 2005 and for the year then ended, represent true and correct financial statements of our organization and that such financial statements will promptly be made available to those members and allied members whose signatures do not appear below.

Coleman Wortham III
Chief Executive Officer

J. Lee Keiger III
Chief Financial Officer

We hereby attest that the aforedescribed consolidated financial statements as of December 31, 2005 and for the year then ended have been audited by us and we have issued our report thereon dated February 21, 2006.

KPMG LLP

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2005 and 2004

Table of Contents

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Managers
Davenport & Company LLC:

We have audited the accompanying consolidated statements of financial condition of Davenport & Company LLC and subsidiary (the Company) as of December 31, 2005 and 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purposes of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Davenport & Company LLC and subsidiary as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2006

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents (note 11)	$	3,916,856	5,073,751
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		1,581,583	839,484
Receivable from broker-dealers and clearing organizations (note 4)		2,367,126	1,353,957
Receivable under securities borrowed agreements (note 11)		3,908,400	1,053,600
Receivable from customers (note 5)		59,467,610	60,542,532
Receivable from noncustomers (note 5)		4,322,885	2,497,360
Securities owned (notes 6 and 11):			
Marketable, at market value		13,425,240	5,711,252
Not readily marketable, at estimated fair value		86,944	105,246
Memberships in exchanges, at adjusted cost (market value $3,550,000 in 2005 and $1,050,000 in 2004)		46,000	46,000
Furniture, equipment, software, and leasehold improvements, at cost (less accumulated depreciation and amortization of $9,076,472 in 2005 and $10,084,665 in 2004) (note7)		1,813,667	1,482,527
Prepaid expenses and other assets		4,929,249	5,253,723
	$	95,865,562	83,959,434
Liabilities and Members' Interest			
Short-term bank loans (note 8)	$	14,345,000	12,440,000
Drafts payable		13,087,912	10,246,992
Members' distribution payable		5,228,538	5,422,166
Payable to broker-dealers and clearing organizations (note 4)		2,070,016	6,397,162
Obligation to return borrowed securities (note 11)		3,799,017	970,125
Payable to customers (note 5)		22,033,516	16,132,162
Payable to noncustomers (note 5)		96,484	11,623
Securities sold, not yet purchased, at market value (note 6)		80,736	108,339
Accounts payable, accrued expenses, and other liabilities		7,553,978	6,962,782
		68,295,197	58,691,351
Members' interest		27,570,365	25,268,083
Commitments and contingent liabilities (notes 6, 10, 11, 12, and 13)			
	$	95,865,562	83,959,434

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Davenport & Company LLC (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., and DAVA Corp. (collectively, the Members) who have membership interests of 79%, 16%, and 5%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services. All material intercompany balances and transactions are eliminated in consolidation.

(b) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date, which is not materially different from the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are also recorded on the settlement date, which is not materially different from the trade date. Customers' securities transactions and related commission income and expense are reported on a settlement date basis, unless the effect is materially different than a trade-date basis.

Marketable securities are valued at fair value, except for not readily marketable securities, which are valued at estimated fair value as determined by management.

(d) Collateral

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

(e) Income Taxes

Income taxes are not reflected in the accompanying consolidated financial statements as the responsibility for income taxes is that of the Members and not of the Company.

(f) Furniture, Equipment, Software, and Leasehold Improvements

The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, four years for quotation equipment, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(g) Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

(h) Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

(i) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Cash Segregated under Federal and Other Regulations

Cash of $2 at December 31, 2005 and 2004 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005 and 2004, consisted of the following:

		2005	
		Receivable	Payable
Securities failed to deliver/receive	$	1,868,752	283,495
Amounts receivable from/payable to clearing broker		—	2
Amounts receivable from/payable to clearing organizations		2,009	1,440,001
Other		496,365	346,518
	$	2,367,126	2,070,016

		2004	
		Receivable	Payable
Securities failed to deliver/receive	$	31,134	1,192,754
Amounts receivable from/payable to clearing broker		1,301,498	1,055,285
Amounts receivable from/payable to clearing organizations		2,009	3,629,407
Other		19,316	519,716
	$	1,353,957	6,397,162

The Company clears certain of its transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(5) Receivables from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated financial statements.

(Continued)

(6) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values at December 31, 2005 and 2004 are as follows:

	2005	2004
Owned:		
Marketable securities, at market value:		
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$ 11,505,418	4,638,922
U.S. Government agency obligations	1,018,660	19,690
Corporate bonds	19,837	476,398
Corporate stocks	881,325	576,242
	13,425,240	5,711,252
Not readily marketable securities, at estimated fair value	86,944	105,246
	$ 13,512,184	5,816,498
Sold, not yet purchased at market value – corporate stocks	$ 80,736	108,339

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

(7) Furniture, equipment, software, and leasehold improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

	2005	2004
Furniture	$ 3,233,247	3,314,940
Equipment	2,721,269	3,748,113
Software	2,629,796	2,416,777
Leashold improvement	2,305,827	2,087,362
	10,890,139	11,567,192
Less accumulated depreciation	9,076,472	10,084,665
Total furniture, equipment, software, and leaseholds, net	$ 1,813,667	1,482,527

(8) Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (4.81% and 2.47% at December 31, 2005

(Continued)

and 2004) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank. The interest rate on this line of credit is prime (7.25% and 5.25% at December 31, 2005 and 2004) and any borrowings are payable upon demand.

Short-term bank loans and related collateral outstanding at December 31, 2005 and 2004 were as follows:

	Loans		Collateral	
	2005	2004	2005	2004
Collateralized by Company securities	$ 11,085,000	4,350,000	11,096,851	4,361,070
Collateralized by customer securities	225,000	5,230,000	20,549,015	26,172,348
Collateralized by noncustomer securities	2,935,000	2,760,000	2,939,650	2,761,093
Unsecured line of credit	100,000	100,000	—	—
	$ 14,345,000	12,440,000	34,585,517	33,294,511

(9) Subordinated Borrowings

The Company has approval from the New York Stock Exchange for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000 at prime (7.25% at December 31, 2005 and 5.25% at December 31, 2004) + 1%. The Company must pay a commitment fee of 1/8% for any unused portion of the Agreement. There were no amounts outstanding under the agreement at December 31, 2005 or 2004, respectively.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Employee Benefit Plans

The Company has a defined contribution profit sharing plan and a 401(k) plan covering substantially all employees. Contributions to the profit sharing plan are made solely at the discretion of the board of managers. Profit sharing contributions approximated $2,794,000 and $2,635,000 for the years ended December 31, 2005 and 2004, respectively. Contributions to the 401(k) plan are made at a rate of 3% of employee earnings. The 401(k) plan expense was approximately $1,258,000 and $1,231,000 for the years ended December 31, 2005 and 2004, respectively.

(11) Securities Borrowing Activities

The Company borrows securities under the terms of agreements it has reached with outside companies. Either party can terminate these loans at any time. Under these agreements, the Company is required to deliver cash collateral to the lender to secure each loan. Such collateral must be delivered prior to or simultaneous with the delivery of the securities by the lender. Collateral requirements vary depending on the nature of the security involved but are generally equal to or greater than the market value of the securities borrowed. The securities borrowed and the related cash collateral are marked to market at the close of business each day, with settlement of any difference made by the appropriate party on a daily basis.

(Continued)

At December 31, 2005 and 2004, investment securities having a market value of $3,799,017 and $970,125, respectively, were borrowed by the Company. Cash deposited by the Company with the lenders also totaled $3,908,400 and $1,053,600 at December 31, 2005 and 2004, respectively.

(12) Financial Instruments

The financial instruments of the Company are reported in the consolidated statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments

of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

(13) Commitments and Contingencies

The Company leases its office space and certain office equipment and software under operating leases expiring at various dates through 2012. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2005 are as follows:

2006	$	2,846,431
2007		2,635,782
2008		2,494,347
2009		2,299,220
2010 and thereafter		5,644,649
Total minimum lease payments	$	15,920,429

Rental expense was approximately $3,403,000 and $3,522,000 for the years ended December 31, 2005 and 2004, respectively.

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

(14) Variable Interest Entities (VIEs)

Under the provisions of FASB Interpretation (FIN) No. 46(R), the Company has determined that two entities in which it is the managing member meet the definition of a VIE. However, after further guidance and analysis on the application of FIN 46(R), the Company is not the primary beneficiary of these entities and accordingly, does not consolidate its financial interest in these entities. The entities are limited liability companies which invest in marketable securities. These limited liability companies have assets of approximately $44,400,000 and $23,200,000 at December 31, 2005 and 2004, respectively. The Company has no exposure to loss as it has no capital invested in the entities.

(15) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1, and the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2005, the Company's net capital, as defined, of $18,976,954 was 30% of aggregate debit balances and was $17,476,954 in excess of the minimum net capital required.

The Members have agreements with holders of all their outstanding common stock whereby the Members are required to repurchase the stock in the event of the stockholder's death or retirement. The Company has agreements with the Members whereby it will distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of the New York Stock Exchange, Inc. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.

During the years ended December 31, 2005 and 2004, cash distributions of members' interests were as follows:

	2005	2004
Income accumulated in prior year distributed to members during the current year	$ 5,422,166	4,637,424
Income accumulated in the current year distributed to members during the current year	3,268,719	1,796,955
Capital withdrawal	—	18,518
Repurchase of members' units for redemption of members' common stock	267,657	502,265
Additional distribution	—	3,886,900
Total cash distributions of members' interest	$ 8,958,542	10,842,062

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 24, 2006

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Managers
Davenport & Company LLC:

In planning and performing our audit of the consolidated financial statements of Davenport & Company LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of managers, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2006